Douglas E. Scully Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street Newark, NJ 07102-3777 Tel (203) 925-6960 douglas.scully@prudential.com

FILED VIA EDGAR

June 11, 2019

Alberto Zapata, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-232042)
ACCESSION NUMBER: 0000947703-19-000224

Dear Mr. Zapata:
Pursuant to Section 230.477 of Title 17 of the Code of Federal Regulations, we submit this application to withdraw the Supplement filing to the prospectus for Pruco Life’s Prudential Premier Advisor Variable Annuity Series (File No. 333-232042) that was filed on June 10, 2019.
The filing was submitted in error under submission type N-4 and has been refiled under the correct submission type 497, (File No. 333-184888) (accession number: 0000947703-19-000230). File No. 333-232042 was not declared effective, and no securities were sold in connection with the offering.
Please call me at (203) 925-6960, if you have any questions.
Sincerely,
Pruco Life Insurance Company
/s/ Douglas E. Scully
Douglas E. Scully
Vice President, Corporate Counsel